Vera Bradley, Inc.

2208 Production Road

Fort Wayne, Indiana 46808

October 19, 2010

VIA FACSIMILE AND EDGAR

Mr. Jay Williamson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Vera Bradley, Inc. (“Vera Bradley”)
Re:	Registration Statement on Form S-1 (the “Registration Statement”)
(File No. 333-167934)

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vera Bradley respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement be declared effective at 4:00 p.m. (Washington D.C. time), on Wednesday, October 20, 2010, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Vera Bradley acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Vera Bradley from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	Vera Bradley may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Williamson

October 19, 2010

Please call Arlene K. Lim at (312) 558-6061 or Steven J. Gavin at (312) 558-5979 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

s/ Michael C. Ray
Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.